FORM 51-102F3 - MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Energy Ltd. ("Tournigan" or the "Corporation")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change

August 29, 2008

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on August 29, 2008.

Item 4.

Summary of Material Change

Tournigan files Kuriskova Technical Report.

Item 5.

Full Description of Material Change

The Company announced today that it filed a NI 43-101 technical report supporting the resource estimate of its Kuriskova uranium deposit announced July 16, 2008. The report was completed by SRK Consulting (U.S.) Inc. and posted under Tournigan's profile at www.sedar.com. The resource estimate is as follows:

Kuriskova Resource Estimate July 2008 (SRK) – Cut-off 0.05%U
Classification	U%	Tonnes	U3O8%	U3O8 lbs
Indicated	0.369	685,000	0.435	6,570,000
Inferred	0.254	4,568,000	0.299	30,131,000

Allan V. Moran, Principal Geologist and Frank Daviess, Principal Resource Geologist, both with SRK Consulting (U.S.) Inc. and independent Qualified Persons as defined by NI 43-101, prepared the current resource estimate and the technical report. Resources stated are compliant with CIM definitions of resource classification.

Ravi Sharma, MAusIMM, Tournigan's Manager, Resources and Reserves, and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained herein.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not applicable

Item 8.

Executive Officer

The following Senior Officer of the Corporation is available to answer questions regarding this report:

Dorian (Dusty) Nicol, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 29th day of August, 2008.